                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             DENBURY RESOURCES INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   247916 20 8
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 30, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 247916 20 8             SCHEDULE 13D/A


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      (entities only)

            ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)   [ ]
                                                                                                           (b)   [ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                                                              OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                        [ ]

(6)   Citizenship or Place of Organization                          EnCap Investments L.L.C. is a limited liability
                                                                    company organized under the laws of the State of
                                                                    Delaware


      Number of                    (7)      Sole Voting Power                                                      0
      Shares Bene-
      ficially                     (8)      Shared Voting Power                                            2,121,766 (1)
      Owned by
      Each                         (9)      Sole Dispositive Power                                                 0
      Reporting
      Person With                  (10)     Shared Dispositive Power                                       2,121,766 (1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                         2,121,766 (2)

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                       [ ]


(13)  Percent of Class Represented by Amount in Row (11)                                                         3.9%(3)


(14)  Type of Reporting Person (See Instructions)                                                                OO

----------

         (1) EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap III, EnCap III-B, and BOCP (as defined herein). See Items 2, 5 and 6.

         (2) EnCap Investments L.L.C. disclaims beneficial ownership of the shares owned by EnCap III, EnCap III-B, and BOCP (as defined herein).

         (3) Based on 53,754,702 shares issued and outstanding as of April 30, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-K filed May 14, 2003.

ITEM 1.     SECURITY AND ISSUER.

      No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

      No modification.

      Items 2(d) - (f) are amended in their entirety as follows:

      (d) - (f)

      See Schedule I

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

The following is added to Item 4:

      (a) On May 30, 2003, each of EnCap III, EnCap III-B, and BOCP transmitted for filing with the Securities and Exchange Commission a Form 144, Notice of Proposed Sale, in accordance with Rule 144(h), reporting their intention to sell up to 614,147 shares, 464,480 shares, and 150,273 shares of Common Stock, respectively, in open market transactions over the subsequent three-month period. On May 30, 2003, EnCap III sold 614,147 shares of the Common Stock, EnCap III-B sold 464,480 shares of Common Stock, and BOCP sold 150,273 shares of Common Stock, pursuant to Rule 144 under the Securities Act of 1933, as amended.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety as follows:

      (a) EnCap Investments. EnCap Investments, as the sole general partner of EnCap III, may be deemed the beneficial owner of 1,060,360 shares of Common Stock held by EnCap III. EnCap Investments, as the sole general partner of EnCap III-B, may be deemed the beneficial owner of 801,951 shares of Common Stock held by EnCap III-B. EnCap Investments, as an investment advisor to BOCP, may be deemed the beneficial owner of 259,455 shares of Common Stock held by BOCP. EnCap Investments may therefore be deemed the beneficial owner of an aggregate of 2,121,766 shares of Common Stock held by EnCap III, EnCap III-B and BOCP. Based on the 53,754,702 shares of Common Stock outstanding as of April 30, 2003, EnCap Investments may be deemed the beneficial owner of approximately 3.9% of the outstanding shares of Common Stock.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I is the beneficial owner of any shares of Common Stock.

      (b) EnCap Investments. As the general partner of EnCap III, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 1,060,360 shares of Common Stock held by EnCap III. As the general partner of EnCap III-B, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 801,951 shares of Common Stock held by EnCap III-B. By virtue of a Management Agreement (as defined in Item 6), EnCap Investments shares the power to vote or direct the vote or dispose or direct the disposition of 259,455 shares of Common Stock held by BOCP.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I has the power to vote or direct the vote, or dispose or direct the disposition of, any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting person, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

      (d) Except as otherwise described herein, and to the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

      (e) EnCap Investments ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on May 30, 2003, as a result of the transactions reported hereon.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      No modification.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      No modification.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2003                   ENCAP INVESTMENTS L.L.C.


                                          By: /s/ D. Martin Phillips
                                              ---------------------------------
                                                D. Martin Phillips,
                                                Managing Director

SCHEDULE I
                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managing directors of EnCap Investments, (ii) the directors and executive officers of El Paso Merchant Energy, and (iii) the directors and executive officers of El Paso Corporation are set forth below:


                                                                                         Name, Principal Business
                                                                                        Address of Organization in
        Name and                     Capacity in              Principal               which Principal Occupation is
    Business Address                 Which Serves             Occupation                        Conducted
--------------------------           ------------         --------------------        -----------------------------
(i) EnCap Investments
L.L.C.

David B. Miller                        Managing           Managing Director of           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.              Director of            EnCap Investments             3811 Turtle Creek Blvd.
Dallas, Texas 75219                     EnCap                                               Dallas, Texas 75219
                                     Investments

D. Martin Phillips                     Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments

Robert L. Zorich                       Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments

Gary R. Petersen                       Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments


                                                                                         Name, Principal Business
                                                                                        Address of Organization in
        Name and                    Capacity in                Principal              which Principal Occupation is
     Business Address               Which Serves              Occupation                        Conducted
--------------------------          -------------         --------------------        -----------------------------
(ii) El Paso Merchant
Energy North America
Company

Robert W. Baker                     President and          President, El Paso             El Paso Merchant Energy
1001 Louisiana Street                  Director              Merchant Energy               North America Company
Houston, Texas  77002                                                                      1001 Louisiana Street
                                                                                           Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
        Name and                     Capacity in               Principal              which Principal Occupation is
     Business Address                Which Serves             Occupation                        Conducted
--------------------------        ------------------    ------------------------      -----------------------------
Faye L. Stallings                    Senior Vice         Senior Vice President,           El Paso Merchant Energy
1001 Louisiana Street              President, Chief     Chief Financial Officer,           North America Company
Houston, Texas  77002             Financial Officer,      and Treasurer El Paso            1001 Louisiana Street
                                      Treasurer,             Merchant Energy               Houston, Texas 77002
                                    Controller and
                                       Director


                                                                                         Name, Principal Business
                                                                                        Address of Organization in
        Name and                     Capacity in               Principal              which Principal Occupation is
     Business Address                Which Serves             Occupation                        Conducted
--------------------------       -------------------   -------------------------      -----------------------------
(iii) El Paso Corporation

Ronald L. Kuehn, Jr.               Chairman of the       Director, Chairman of            El Paso Corporation
1001 Louisiana Street                  Board,                 the Board,                 1001 Louisiana Street
Houston, Texas  77002              Chief Executive        and Chief Executive            Houston, Texas  77002
                                    Officer, and          Officer of El Paso
                                      Director                Corporation

Robert W. Baker                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

D. Dwight Scott                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street               President and         and Chief Financial            1001 Louisiana Street
Houston, Texas  77002              Chief Financial        Officer of El Paso             Houston, Texas 77002
                                       Officer                Corporation

David E. Zerhusen                    Senior Vice       Executive Vice President           El Paso Corporation
1001 Louisiana Street               President and       of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002              Deputy General                                        Houston, Texas 77002
                                       Counsel

John W. Somerhalder II           President, Pipeline   President, Pipeline Group          El Paso Corporation
1001 Louisiana Street                Group, and                   of                     1001 Louisiana Street
Houston, Texas  77002              Executive Vice         El Paso Corporation            Houston, Texas 77002
                                      President

Peggy A. Heeg                      Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street               President and       and General Counsel of           1001 Louisiana Street
Houston, Texas  77002              General Counsel        El Paso Corporation            Houston, Texas 77002

Jeffrey I. Beason                    Senior Vice       Senior Vice President and          El Paso Corporation
1001 Louisiana Street               President and        Controller of El Paso           1001 Louisiana Street
Houston, Texas  77002                Controller               Corporation                Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
        Name and                     Capacity in             Principal                which Principal Occupation is
     Business Address                Which Serves            Occupation                         Conducted
--------------------------       -------------------   -------------------------      -----------------------------
Byron Allumbaugh                      Director             Retired Chairman               33 Ridgeline Drive
33 Ridgeline Drive                                      Ralphs Grocery Company          Newport Beach, CA 92660
Newport Beach, CA 92660

John M. Bissell                       Director         Chairman of the Board of              Bissell Inc.
2345 Walker Ave. N.W.                                        Bissell Inc.              2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                  Grand Rapids, MI 49501

Juan Carlos Braniff                   Director               Vice Chairman                 Universidad 1200
Grupo Financiero Bancomer                                  Grupo Financiero                    Col. XOCO
Universidad 1200                                               Bancomer                 Mexico, D.F.C.P. 03399
Col. XOCO
Mexico, D.F.C.P. 03339

James F. Gibbons                      Director           Professor at Stanford            Stanford University
Stanford University                                           University                 Paul G. Allen Center
Paul G. Allen Center for                                 School of Engineering          for Integrated Systems
Integrated Systems                                                                    Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                      Stanford, CA 94305
Stanford, California  94305

Robert W. Goldman                     Director            Business Consultant              13 Dupont Circle
13 Dupont Circle                                                                        Sugar Land, Texas 77479
Sugar Land, Texas 77479

Anthony W. Hall, Jr.                  Director               City Attorney                  City of Houston
City of Houston                                         City of Houston, Texas           900 Bagby, 4th Floor
900 Bagby, 4th Floor                                                                     Houston, Texas 77002
Houston, Texas  77002

William A. Wise                       Director                  Retired                   El Paso Corporation
2121 Kirby, Mailbox 50                                                                   1001 Louisiana Street
Houston, Texas  77019                                                                    Houston, Texas 77002

J. Carleton MacNeil Jr.               Director           Securities Consultant            3421 Spanish Trail
3421 Spanish Trail                                                                             Apt. 227D
Apt. 227D                                                                                Delray, Florida 33483
Delray, Florida 33483

Thomas R. McDade                      Director          Senior Partner, McDade,         McDade, Fogler, Maines,
McDade, Fogler, Maines,                                         Fogler,                         L.L.P.
L.L.P.                                                      Maines, L.L.P.                Two Houston Center
Two Houston Center                                                                      909 Fannin, Suite 1200
909 Fannin, Suite 1200                                                                   Houston, Texas 77010
Houston, Texas  77010

                                                                                       Name, Principal Business
                                                                                         Name, Principal Business
                                                                                        Address of Organization in
        Name and                     Capacity in             Principal                which Principal Occupation is
     Business Address                Which Serves            Occupation                         Conducted
--------------------------       -------------------   -------------------------    -------------------------------
Malcolm Wallop                        Director           Frontiers of Freedom       Frontiers of Freedom Foundation
Frontiers of Freedom                                          Foundation              12011 Lee Jackson Memorial
Foundation                                                                                       Hwy.
12011 Lee Jackson                                                                          Fairfax, VA 22033
Memorial Hwy.
Fairfax, Virginia  22033

Joe B. Wyatt                          Director            Chancellor Emeritus            Vanderbilt University
2525 West End Ave.,                                      Vanderbilt University            2525 West End Ave.,
Suite 1410                                                                                    Suite 1410
Nashville, Tennessee  37203                                                               Nashville, TN 37203

John Whitmire                         Director          Chairman of the Board,            Consol Energy, Inc.
10101 Southwest Freeway                                   Consol Energy, Inc.        10101 Southwest Freeway, #380
#380                                                                                       Houston, TX 77074
Houston, Texas  77074

J. Michael Talbert                    Director          Chairman of the Board,             Transocean, Inc.
Transocean, Inc.                                           Transocean, Inc.                4 Greenway Plaza
4 Greenway Plaza                                                                           Houston, TX 77046
Houston, Texas  77046

James L. Dunlap                       Director            Business Consultant            1659 North Boulevard
1659 North Boulevard                                                                       Houston, TX 77006
Houston, Texas  77006

(d) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting persons, each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff, who is a citizen of Mexico.